02 MAR -1 AM 8:58

BRAZIL REALTY

Brazil Realty S.A.
Empreendimentos e Participações
Av. Dr. Cardoso de Melo, 1955 15° andar
04548-005 - São Paulo - SP
Telefone: (011) 3040 2130
Fax: (011) 3040 2171

November 27, 2001

02015508

CÓD: CONT 193/01

SUPPL

To
DEUTSCHE BANK/BANKERS TRUST
At.: Mr. Paul Martin

Please find enclosed the following documents for your files :

1. Minutes of the Board meeting of Directors held on 03/15/2001
2. Minutes of the Board meeting of Directors held on 07/18/2001
3. Term of Office on 07/18/2001
4. Minutes of the Board meeting of Directors held on 08/27/2001
5. Minutes of the Board meeting of Directors held on 10/05/2001

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

We remain at your disposal for further information deemed necessary.

Sincerely,

Máximo Marini Camas
Comptroller

dw 3/1

BRAZIL REALTY S.A.

EMPREENDIMENTOS E PARTICIPAÇÕES

Open Capital Company

TAX ROLL Nr. 73.178.600/0001-18

NIRE 35.300.137.728

Minutes of the Board of Directors

of October 5th. 2001

Date, Time and Place: October 5th. 2001, at 2:00 p.m., at the Company head office, in this Capital city of the State of São Paulo, at Doutor Cardoso de Melo Avenue Nr. 1955, 15th. Floor.

Attendance: The following members of the Board of Directors attended the meeting: Elie Horn, Nessim Daniel Sarfati, Rafael Novellino and George Zausner.

Composition of the Board: Mr. Elie Horn – Chairman ; Rafael Novellino – Secretary.

Order of the Day: To approve the Letter of Guarantee for the amount of R$ 10,270,408.00 (ten million, two hundred and seventy thousand, four hundred and eight Reais), at Banco Safra S/A, in order to guarantee the 12% (twelve per cent) minimum profitability per year on the acquisition price of the lots of quotas of the ABC and JK Real Estate Investment Fund, to be distributed publicly by the Company.

Resolutions by Unanimity: The members of the Board of Directors who attended the meeting decided to approve the Letter of Guarantee for the amount of R$ 10,270,408.00 (ten million, two hundred and seventy thousand, four hundred and eight Reais), at Banco Safra S/A, in order to guarantee the 12% (twelve per cent) minimum profitability per year on the acquisition price of the lots of quotas of the ABC and JK Real Estate Investment Fund, to be distributed publicly by the Company, ratifying all the acts previously practiced.

Closure: As there were no more subjects to be discussed, the Chairman closed the Meeting, of which these minutes were made, read, approved and signed by all the members of the Board of Directors who attended the meeting.

This is a true copy of the original document, registered in the appropriate book.

Rafael Novellino
Secretary

02 MAR -1 AM 8:58

BRAZIL REALTY S.A.

EMPREENDIMENTOS E PARTICIPAÇÕES

Open Capital Company

TAX ROLL N^{r}. 73.178.600/0001-18

NIRE 35.300.137.728

Minutes of the Board of Directors

of August 27th. 2001

Date, Time and Place: August ^{27th}. 2001, at 2:00 p.m., at the Company head office, in this Capital city of the State of São Paulo, at Doutor Cardoso de Melo Avenue Nr. 1955, 15th. Floor.

Attendance: The following members of the Board of Directors attended the meeting: Elie Horn, Nessim Daniel Sarfati, Rafael Novellino and George Zausner.

Composition of the Board: Mr. Elie Horn – Chairman ; Rafael Novellino – Secretary.

Order of the Day: To discuss and approve the cancellation of issuance, for public distribution, of 2,458 (two thousand four hundred and fifty-eight) collective investment agreements, in real estate investment funds quotas, whose issuance was authorized by the Meeting of the Company's Board of Directors of 22nd. September 2000, with their conditions modified by the Meeting of the Board of Directors of 16th. March 2001 (hereinafter called the "Collective Investment Agreements"), **(B)** To decide of the secondary public distribution of 7,998,760 (seven million nine hundred and ninety-eight thousand, seven hundred and sixty) quotas issued by the ABC Plaza Shopping Real Estate Investment Fund (hereinafter simply called the "ABC Fund") and 7,998,760 (seven million nine hundred and ninety-eight thousand, seven hundred and sixty) quotas issued by the JK Real Estate Investment Fund (hereinafter simply called the "JK Fund").

Resolutions by Unanimity: The members of the Board of Directors who attended the meeting unanimously decided: **(A)** To cancel the issuance for public distribution of the Collective Investment Agreements; **(B)** To approve the public distribution of 7,998,760 (seven million nine hundred and ninety-eight thousand, seven hundred and sixty) quotas issued by the ABC Fund and of 7,998,760 (seven million, nine

hundred and ninety-eight thousand, seven hundred and sixty) quotas issued by the JK Fund (hereinafter simply called, collectively, the "Quotas" and the "Funds"), according to the following characteristics and conditions: **(i) Placement:** The Quotas will be the object of a secondary public distribution, with the intermediation of institutions that are part of the securities distribution system, by adopting the differentiated procedure provided by Article 33 of the Securities Commission Instruction (hereinafter simply called "CVM") n^{r}. 13/80. The Quotas will be disposed of in 3,430 (three thousand four hundred and thirty) minimum lots (hereinafter simply called the "Lots"), each one of them composed by 2,332 (two thousand three hundred and thirty-two) quotas of the ABC Fund and 2,332 (two thousand three hundred and thirty-two) quotas of the JK Fund. Advanced reserves will not be admitted, and the clients of the institutions hired for distribution who wish to acquire the Lots will have preference; **(ii) Price of the Lots:** The Lots acquisition price will be R$ 12,476.20 (twelve thousand four hundred and seventy-six Reais and twenty cents), fixed on the Quotas value, as per the "Analysis of Investment Quality of Quotas being Bid in the Market", prepared by the firm Unitas Consultoria Financeira S/C Ltda., dated July 2001. The price may be paid at sight, upon subscription, or in installments, in the conditions indicated in item (iii) hereinafter, always in domestic currency, and for payment in installments, the acquisition price will be R$ 13,354.00 (thirteen thousand three hundred and fifty-four Reais), owing to the accrual of interest; **(iii) Payment Conditions and Term:** At their discretion, investors may pay the acquired Lots payment at sight or in installments, always in domestic currency. Payment in installments will be processed as follows: R$ 3,740.00 (three thousand seven hundred and forty Reais) must be paid at sight, and the remaining amount, in 11 monthly and successive installments of R$ 874.00 (eight hundred and forty Reais); **(iv) Price Updating Factor:** The Lots acquisition price will be updated monthly, according to the variation of the Market Prices General Index – IGP-M, published by the Getúlio Vargas Foundation, or another index that substitutes it, since the first working day of the month which follows the month in which the Quotas distribution register was granted by the Securities Commission; **(v)** Agreements issuance, in accordance with the following characteristics and conditions: **(i) Issuance Quantity and Value:** 2,458 (two thousand four hundred and fifty-eight) agreements will be offered, for a total amount, in August 2000, of R$ 36,869,115.12 (thirty-six million eight hundred and sixty nine thousand, one hundred and fifteen Reais and twelve cents); **(ii) Series Number:** the Issuance will done in a single series; **(iii) Calculation of the Unitary Nominal Value:** in August 2000, the unitary nominal value of the Agreements was R$ 14,999.64 (fourteen thousand, nine hundred and ninety nine Reais and sixty-four cents); **(iv) Objective of the Agreements:** the objective of each Agreement are 3,254 (three thousand two hundred and fifty-four)of the ABC Plaza Shopping Real Estate Investment Fund issuance quotas (the "ABC Fund") and 3,254 (three thousand two hundred and fifty-four) issuance quotas of the JK Real Estate Investment Fund (the "JK Fund") (hereinafter called collectively the "Funds"); **(v) Minimum Profitability Guarantee:** Additionally to the profitability provided by the quotas, the Company will undertake the commitment to complement the yields earned by the investors, so that the yields total a minimum percentage of 12% per year on the Lot price, in every period planned in which 12 yields installments will be

received by the investors. The profitability guarantee will be nontransferable and it will be closed on the date when each investor receives his 24th. yield installment. The amounts eventually owed by the Company as a guarantee of the annual minimum profitability will be calculated on the dates foreseen for receiving the 12th. and of the 24th. yields installments by the acquirers holders of the Quotas, according to the conditions established by the Company's Board of Directors. The Company's Directors are authorized to hire one or more institutions, to make the Quotas distribution, and they may also establish the other applicable conditions, and practice all the other acts necessary for the distribution.

Closure: As there were no more subjects to be discussed, the Chairman closed the Meeting, of which these minutes were made, read, approved and signed by all the members of the Board of Directors who attended the meeting.

This is a true copy of the original document, registered in the appropriate book.

Rafael Novellino

Secretary

BRAZIL REALTY S.A.
EMPREENDIMENTOS E PARTICIPAÇÕES
Open Capital Company

TAX ROLL N^{r}. 73.178.600/0001-18

NIRE 35.300.137.728

Minutes of the Board of Directors

of July 18th. 2001

Date, Time and Place: July 18th. 2001, at 10:00 a.m., at the Company head office, in this Capital city of the State of São Paulo, at Doutor Cardoso de Melo Avenue Nr. 1955, 15th. Floor.

Attendance: The following members of the Board of Directors attended the meeting: Elie Horn, Nessim Daniel Sarfati, Rafael Novellino and George Zausner.

Composition of the Board: Mr. Elie Horn – Chairman ; Rafael Novellino – Secretary.

Order of the Day: To decide on the election of the Company's Director.

Resolutions by Unanimity: The members of the Board of Directors who attended the meeting decided to elect Mr. Ariel Shammah, Brazilian, single, merchant, holder of identity document n^{r}. 3.867.792-SSP/SP, Tax Roll n^{r}. 065.664.178-93, residing and domiciled at Piauí Street, n^{r}. 900, 8th. Floor, Higienópolis, Postal Cod CEP 01241-000, in this Capital city of the State of São Paulo, with large powers to represent the Company in the development of all its commercial and administrative activities, pursuant to the provisions contained in the by-laws in force. The presently elected Director declares that he is fully capable and that he is not subject to any penalty for any crime that would prevent him to exercise the trade activity, and he will take office by signing the respective term of office, with mandate until the next Annual Shareholders Meeting which approves the accounts of the fiscal year ended in 2002.

Closure: As there were no more subjects to be discussed, the Chairman closed the Meeting, of which these minutes were made, read, approved and signed by all the members of the Board of Directors who attended the meeting: Elie Horn - Chairman; Rafael Novellino – Secretary. The following Directors attended the meeting: Elie Horn, George Zausner, Rafael Novellino and Nessim Daniel Sarfati.

São Paulo, 18th. July, 2001.

Elie Horn	**Rafael Novellino**
Chairman	**Secretary**

Signatures of the Minutes of the Board of Directors of July 18th. 2001. (Continued)

Elie Horn	**Rafael Novellino**
Nessim Daniel Sarfati	**George Zausner**

BRAZIL REALTY S.A.
EMPREENDIMENTOS E PARTICIPAÇÕES
Open Capital Company

TAX ROLL N^{r}. 73.178.600/0001-18

TERM OF OFFICE

I, Ariel Shammah, undersigned, elected to be Director of the Company Brazil Realty S.A. Empreendimentos e Participações, as per decision taken by the Board of Directors in the meeting held today, declare to accept my election and to undertake the commitment to perform faithfully all the duties inherent to my office, in accordance with the law and with the By-Laws, as I undersign this Term of Office.

São Paulo, July 18th. 2001.

____

Ariel Shammah
Director

BRAZIL REALTY S.A.
EMPREENDIMENTOS E PARTICIPAÇÕES
Open Capital Company

TAX ROLL N^{r}. 73.178.600/0001-18

Minutes of the Board of Directors of March 15th. 2001

Date, Time and Place: March 15th. 2001, at 10:00 a.m., at the Company head office, in this Capital city of the State of São Paulo, at Doutor Cardoso de Melo Avenue Nr. 1955, 15th. Floor.

Attendance: The following members of the Board of Directors attended the meeting: Elie Horn, Nessim Daniel Sarfati, Rafael Novellino and George Zausner.

Composition of the Board: Mr. Elie Horn – Chairman ; Rafael Novellino – Secretary.

Order of the Day: To decide on the issuance, for public distribution, of 3,764 (three thousand seven hundred and sixty-four) collective investment agreements, in real estate investment funds quotas (hereinafter simply called the "Issuance" and the "Agreements"), for a total amount of R$ 45,148,615.40 (forty-five million, one hundred and forty-eight thousand, six hundred and fifteen Reais and forty cents) , to be distributed in the domestic market, according to Instruction n^{r}. 296/98 of the Securities Commission (hereinafter simply called "CVM"), with minimum profitability guarantee rendered by the Company, to the Agreements subscribers.

Resolutions by Unanimity: The members of the Board of Directors who attended the meeting unanimously decided: **(1)** To approve the Agreements Issuance, according to the following characteristics and conditions: **(i) Issuance Quantity and Value:** 3,764 (three thousand seven hundred and sixty-four) Agreements will be bid, for a total value, in December 2000, of R$ 45,148,615.40 (forty-five million, one hundred and forty-eight thousand, six hundred and fifteen Reais and forty cents); **(ii) Series Number:** The Issuance will be made in a single series; **(iii) Calculation of the Unit Nominal Value:** in December 2000, the Agreements unit

nominal value was R$ 11,994.85 (eleven thousand, nine hundred and ninety-four Reais and eighty-five cents); **(iv) Object of the Agreements:** the object of each Agreement are 2,124 (two thousand one hundred and twenty-four) quotas issued by the ABC Plaza Shopping Real Estate Investment Fund (hereinafter simply called the "ABC Fund"), 2,124 (two thousand one hundred and twenty-four) quotas issued by the JK Real Estate Investment Fund (hereinafter simply called the JK Fund) (hereinafter simply called, collectively, the "Funds"); **(v) Quotas Ownership:** the Company is the owner and legitimate holder of 2,718,210 (two million seven hundred eighteen thousand, two hundred and ten) quotas of the ABC Fund and 2,718.210 (two million seven hundred eighteen thousand, two hundred and ten) quotas of the JK Fund, which will be the object of the Agreements. The 10,553,052 (ten million five hundred and fifty-three thousand, fifty-two) remaining Quotas that compose the object of the Agreements are owned by Elie Horn, Cyrela Imobiliária Ltda., Phoenicia Brazil S.A., Aref Farkouh, George Zausner and Banque Safra Luxembourg S/A, investors who want to dispose partially of their shares in the Funds (hereinafter called the "Third Parties Sellers"). For this purpose, the Third Parties Sellers granted the Company, by means of the "Private Power of Attorney and other Agreements", of September 22nd. 2001, powers to alienate their respective quotas to the Agreements subscribers; **(vi) Acquisition Price:** the acquisition price of each Agreement (hereinafter simply called the "Acquisition Price") will be obtained by the value of its object assets, determined pursuant to a technical evaluation and an economic-financial analysis made by the firm Seasons Consultancy Participações e Empreendimentos S/C Ltda.; **(vii) Conditions for Paying In:** The price may be paid in at sight, upon subscription, or in installments; **(viii) Term:** the Agreements duration term will begin as of the date of their execution and will end in 24 months, counted as from that date, and they will remain in force until the moment when all the obligations resulting from them have ceased; **(ix) Registration and Records:** the Agreements must be registered and recorded by Banco Itaú S.A. Any negotiations or Agreements transfers will only be effective after communication to the recording institution, who will proceed to register the transfer; **(x) Agreements Negotiation:** the Agreements may be negotiated privately by their owners; the negotiations register and the ownership control of the Agreements must be done by the institution who records the Agreements; **(xi) Accelerated Call**: the investors who acquire the Agreements may request to the Company the accelerated call of the Agreements, at any time, since the date of their subscription until the end of the duration term, receiving the quotas, free for negotiation, alienation and transfer, with all the other rights inherent to their property, observing, in these cases, the terms and conditions necessary for the effective quotas accelerated call and release. If there is accelerated call of the Agreements, all the rights and obligations provided in such Agreements will be terminated, regarding the investor, and the Company. Upon the Agreements accelerated call, the minimum profitability guarantee rendered by the Company will cease. The Agreements may be financially the object of an accelerated call, by 50% (fifty per cent) of the paid in nominal value, discounting the yields credited by the Funds and by the agreements Issuer; **(xii) Rights Conferred by the Quotas Ownership:** The investors who are owners of the Agreements will have the right to compensation and to all the other rights and advantages conferred by the quotas

as of the date when they are paid in, and they mal also take part in the ordinary meetings of the Funds, and exercise the right to vote, as quota-holders. During the duration term, and while the Agreements remain in force, the quotas may not be negotiated or transferred by investors separately, and their transfer will remain blocked at the institution that records the quotas; **(xiii) Distribution of Yields Originated in the Funds:** The investors who are owners of the Agreements will have the right to receive all and any yields attributed to the quotas included in the subscribed Agreements, in equal conditions with the other quotas owners, without any additional deductions; **(xiv)) Minimum Profitability Guarantee:** Additionally to the profitability provided by the quotas, the Company will undertake the commitment, as long as the Agreements are in force, to complement the yields earned by the investors, so that the yields total a minimum percentage of 12% per year on the acquisition nominal price of the Agreements, in the first period in which 12 installments of the yields are received the Agreements subscribers, and 14% (fourteen per cent) in the second period in which 12 installments subsequent to the first period are received. The profitability guarantee will be closed on the date when each investor receives his 24th. yield installment. The Company will be the sole liable party with regard to the Agreements subscribers, concerning the minimum profitability guarantee rendered. Nevertheless, if the Company must pay any values to owners of Agreements whose object assets are quotas owned by the Third Parties Sellers, these must reimburse such values to the Company; **(xv) Delegation of Powers to the Board of Directors:** The Company's Board of Directors is authorized to define other conditions of the Agreements, and to adjust the hereby established conditions, observing the hereby defined limits.

Closure: As there were no more subjects to be discussed, the Chairman closed the Meeting, of which these minutes were made, read, approved and signed by all the members of the Board of Directors who attended the meeting.

This is a true copy of the original document, registered in the appropriate book.

Rafael Novellino

Secretary